EXHIBIT NO. 3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

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ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

•	our future performance and long-term financial objectives;

•	impact of market uncertainty on equipment seller behaviour;

•	competition in the used equipment market;

•	anticipated pricing environment for late model equipment;

•	growth of our operations, including replacement of existing auction sites and adding new auction sites;

•	growth potential in established and emerging markets;

•	our internet initiatives and the level of participation in our auctions by internet bidders, including the timing of the next major release and full commercial launch of our new online marketplace;

•	integration of AssetNation’s personnel, technology and e-commerce expertise to reach new segments of the equipment market;

•	growth of used equipment and truck markets;

•	increases in the number of consignors and bidders participating in our auctions;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our ability to continue to grow our share of the used equipment market and to meet the needs of our customers;

•	our ability to partner with our customers and potential customers;

•	our ability to utilize the excess capacity in our sales team and auction site network to help sustain our growth;

•

our ability to grow our core auction business, including our ability to increase our market share with traditional customer groups and do more business with new customer groups in new markets, among others;

•	our ability to add new business and information solutions, including, among others, utilizing technology to enhance our auction services and support additional value added services;

•	our ability to perform by building an inspired high-performance customer focused team, to improve sales force productivity and growth in our sales force;

•	our ability to improve sales force productivity, employee engagement and management bench strength and increase operational efficiency of our sales and operations teams;

•	our ability to leverage our Ritchie Bros. brand;

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•	the relative percentage of Gross Auction Proceeds represented by straight commission, guarantee and inventory contracts, and its impact on auction revenues and profitability;

•	our Auction Revenue Rates, the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of Gross Auction Proceeds and auction revenues;

•	our direct expense and income tax rates, depreciation and amortization expenses and general and administrative expenses;

•	our future capital expenditures;

•	our future plans with regard to our strategic pillars;

•

the proportion of our revenues and operating costs denominated in currencies other than the US dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;

•	the impact of our new initiatives and services on us and our customers; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.

Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “feel”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” below are among those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of the factors listed under “Risk Factors” below and other relevant factors.

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Introduction

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the year ended December 31, 2012 compared to the year ended December 31, 2011. This discussion should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2012, and with the disclosures herein regarding forward-looking statements and risk factors.

The date of this discussion is as of February 22, 2013. Additional information relating to our Company, including our Annual Information Form, is available on our website at www.rbauction.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. None of the information on the SEDAR or EDGAR website is incorporated by reference into this document by this or any other reference.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS. Amounts discussed below are based on our audited consolidated financial statements and are presented in US dollars. Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except per share amounts.

Annual Review of the Used Equipment Market

In 2012 OEM production finally caught up with demand for many categories of equipment and lead times for new equipment came down to more reasonable time frames. This impacted dealer inventory levels, for both new and used equipment, which rose steadily causing most dealers to cut back on purchase orders to allow these levels to flatten or reduce. We believe this resulted in more used equipment transactions which will have a positive effect on our business volumes.

The year started with robust used equipment pricing as demand for good quality, low hour equipment was strong at our auctions across all regions and supply remained tight. The pricing momentum carried forward before reaching a plateau at mid-year when there was gradual softening of prices for older equipment though prices for well maintained, low hour machines remained steady. Through the remainder of the year, used equipment prices remained volatile and choppy across many equipment categories sold at our auctions.

Some of our global markets experienced strength through most of the year, particularly Canada and Australia. Our largest market, the United States remained flat overall with the Eastern and Central United States making up for weakness in the West. After years of pessimistic economic news in the United States, there was an inflection in some of these indicators at the end of the year as the political landscape became clear and a potential path towards an economic recovery took shape. Europe remained challenging with Southern Europe in particular still coping with the fallout from their financial crisis, but this created some opportunities which we were able to capitalize on during the year.

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Consolidated Highlights

Years ended December 31

($ millions, unless noted otherwise)	2012	2011	% Change
Consolidated Income Statements
Auction revenues	$437,955	$396,099	11%
Earnings from operations	120,039	103,712	16%
Net earnings	79,546	76,633	4%
Diluted EPS	0.74	0.72	4%
Cash Flows
Net cash generated by operating activities	$134,060	$141,146	5%
Net cash used in investing activities	(110,870)	(70,101)	-58%
Net cash generated by (used in) financing activities	43,414	(24,674)	276%
Other highlights
Gross Auction Proceeds(1),(2)	$3,907,991	$3,714,281	5%
Auction Revenue Rate(1),(3)	11.21%	10.66%	0.55	pts.
EBITDA Margin(1),(4)	36.8%	36.9%	(0.01	) pts.
Adjusted Net Earnings(1),(5)	82,550	73,638	12%
Adjusted Diluted EPS	0.77	0.69	12%
Dividends Paid	50,042	46,183	8%

(1)	These are non-IFRS measures that do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing Adjusted Net Earnings, diluted Adjusted Net Earnings per Share, Gross Auction Proceeds and EBITDA Margin for different financial periods provides more useful information about our performance for the relevant financial period. A reconciliation of Adjusted Net Earnings to net earnings is given below under “Adjusted Net Earnings”.
(2)	Gross Auction Proceeds represents the total proceeds from all items sold at our auctions. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our Income Statements, and certain other line items, are best understood by considering their relationship to Gross Auction Proceeds.
(3)	Auction Revenue Rate is our auction revenues divided by our Gross Auction Proceeds.
(4)	Earnings before interest, taxes, depreciation and amortization (EBITDA) is calculated using the information disclosed in our annual consolidated financial statements by adding back depreciation and amortization expense to earnings from operations. EBITDA is a non-IFRS measure. The EBITDA Margin is EBITDA as a proportion of auction revenues.
(5)	We define Adjusted Net Earnings as financial statement net earnings excluding the after-tax effects of excess property sales and other non recurring items, and we have provided a reconciliation below.

Auction revenues increased by 11% in 2012 and were a record high for the Company. Revenues increased as a result of record Gross Auction Proceeds and the increase in our Auction Revenue Rate resulting from the revised administrative fee which we introduced on July 1, 2011. Revenue growth was particularly strong in Canada and Europe which were up 24% and 18% respectively. U.S. revenue growth was more muted at 8% over 2011 while auction revenues generated by the rest of the world were down by 15%.

Earnings from operations grew by 16% over 2011 as SG&A expenses grew by 10%; a slightly lower rate than auction revenues. The increase in SG&A was primarily attributable to the acquisition and operating costs of AssetNation as well as our expenses related to our strategic initiatives. Depreciation and amortization expense decreased slightly year over year.

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Net Earnings grew by 4% over 2011. In 2012, the company incurred other expenses of $4.7 million related to the disposition and write-down of auctions sites. This contrasted with 2011 when the company had a gain on the sale of a former auction site. Finance costs increased slightly due to increased borrowings related to our AssetNation acquisition. Our tax rates remained consistent year over year.

Net cash generated by operating activities was down by 5% as changes in working capital and an increase in cash taxes paid offset the increase as a result of net earnings.

Net cash used in investing activities was up by 58% as result of our acquisition of AssetNation during the year. However, our capital expenditures decreased by approximately $15 million or 19% as a result of our reduced development of new auction sites compared to recent years passed.

Net cash generated by financing activities was up by over 200% due to our $64 million in long-term borrowings related to our acquisition of AssetNation and our short-term borrowings. During the year dividends paid increased by almost $4 million or approximately 8%.

Gross Auction Proceeds grew by 5% during the year compared to 2011. Growth was strong in Canada with the Company for the first time exceeding $1 billion of Gross Auction Proceeds. In addition, the Company saw positive growth in Australia and Europe. Gross Auction Proceeds were relatively flat in the U.S. with decreases in the rest of the world. Applying 2011 foreign exchange rates, our Gross Auction Proceeds would have been nearly $50 million higher. This was mainly due to the decreased value of the Euro.

Auction Revenue Rate increased by 55 basis points in 2012 as a result of the full year effect of our revised administrative fee, offset by a small decrease in our commission rate during the year.

Our EBIDTA Margin in 2012 decreased by 1 basis point to 36.8% when compared to 2011 as our expenses grew consistently with our auction revenues.

Adjusted Net Earnings for the year ended December 31, 2012 were $82.6 million, or $0.77 per diluted share, compared to adjusted net earnings of $73.6 million, or $0.69 per diluted share for the year ended December 31, 2011, an increase of approximately 12% compared to 2011. The increase is primarily a result of higher auction revenues offset by the acquisition and operating costs related to AssetNation. Excluding these costs, our Adjusted Net Earnings growth would have been 17%.

A reconciliation of our net earnings to adjusted net earnings is as follows:

	Years ended December 31,
	2012	2011
Net earnings	$79,546	$76,633
After-tax loss (gain) on excess property (1, 2)	3,004	(2,995)

Adjusted Net Earnings	$82,550	$73,638

(1)	Net earnings for the twelve months ended December 31, 2011 included a gain of $3,482 ($2,995 after tax, or $0.03 per diluted share) recorded on the sale of the Company’s former Vancouver, British Columbia permanent auction site.
(2)	Net earnings for the twelve months ended December 31, 2012 included a loss of $1,946 ($1,197 after tax, or $0.01 per diluted share) recorded on the sale of the Company’s former Olympia, Washington permanent auction site; a net impairment loss of $2,172 ($1,336 after tax, or $0.01 per diluted share) recorded against the Company’s former permanent auction site that is held for sale in Statesville, North Carolina; and, an impairment loss of $632 ($471 after tax, or $0.01 per diluted share) recorded against the Company’s former permanent auction site in London, Ontario.

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Our Strategy

Ritchie Bros. is the world’s largest auctioneer of used industrial equipment. Our world headquarters are located in Vancouver, British Columbia, Canada, and as of the date of this discussion, we operated from over 110 locations in more than 25 countries, including 44 auction sites worldwide. Our mission is to create compelling business solutions that enable the world’s builders to easily and confidently exchange equipment. We sell, primarily through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets used in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries.

Value Proposition

Ritchie Bros. helps sellers achieve their objectives by bringing the global marketplace to the sale of their assets, and providing them the certainty of sale that an unreserved auction ensures. We do this by attracting large and diverse bidding audiences from around the world, comprised primarily of end users, and allowing them to compete in a transparent and fair bidding environment using a variety of on-site and online participation options. Ritchie Bros. helps buyers achieve their objectives by centrally displaying the equipment in our purpose built facilities and providing a truly transparent marketplace where buyers can be confident they are only bidding against other market participants. In 2012, Ritchie Bros. moved to expand our value proposition by adding additional transaction services (see our strategy under ADD on the following pages).

Some specific Ritchie Bros. strengths include:

1.	Our brand, which is supported by our reputation for conducting fair and transparent unreserved auctions and our widely recognized commitment to honesty, integrity and fair dealing.

2.	Our ability to market equipment to our extensive customer base (over 560,000 customers from roughly 190 countries).

3.	Our industry-leading 21-language web site on which all equipment is marketed including related high-resolution photos and equipment specifications.

4.	Our ability to provide an equipment-owner access to a global market of retail equipment buyers and sell equipment at global market values.

5.	Our ability to attract end users, specifically 70-80% of sales go to end users, such as contractors with the remaining being purchased by dealers and brokers.

6.	Our international network of auction sites provides high value and consistent service to our customers as evidenced by approximately 55% of sales going to buyers from outside the region of sale.

Growth potential

We recently updated our analysis of the used equipment marketplace and estimate that the annual value of used equipment transactions, worldwide, is in excess of $200 billion. In this market:

1.	The market is highly fragmented and Ritchie Bros. is the largest player in this space with only a small share of the total market

2.	Private sales between equipment owners are the dominant form of transaction in the used equipment business

3.	Ritchie Bros. has a long history of growth and innovation and continues to expand its customer base.

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Strategy

In 2010, Ritchie Bros. adopted a new mission statement that transitioned us from strictly an auction company to a company that provides solutions for the exchange of equipment. This mission is supported by our three strategic pillars and our core values as outlined below:

Our three strategic pillars can be expanded upon as follows:

GROW

We believe unreserved public auctions offer significant benefits over other sales channels, including certainty of sale, fairness and transparency. We continue to focus on increasing our market share with our traditional customer groups, while simultaneously seeking to do more business with new customer groups and in new markets.

We believe that most of our near-term growth will come from our established regions, primarily the United States and Western Europe, and that emerging markets, such as China, Brazil and other developing countries offer significant potential for growth in the long-term.

In addition, we intend to continue to invest in our network of auction sites by adding or replacing existing auction sites as necessary to provide capacity for increased consignment volumes. Our auction site network supports our long-term growth and is a critical competitive advantage, which helps us to sustain efficient and scalable growth and give our customers confidence. We also intend to continue to hold offsite auctions in new regions to expand the scope of our operations.

Another key focus of this pillar is to streamline and simplify our auctions, to make them easy for our customers. Many of our new customers have little or no experience buying or selling at unreserved auctions; we want to make the process as easy and customer friendly as possible, so they feel confident on auction day and throughout the whole process.

Lastly, as a part of this strategic initiative we are pursuing opportunities to partner with our customers and potential customers by making strategic investments in various entities that we expect will generate equipment consignments to our auctions over the long term.

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ADD

We intend to add new business and information solutions that will assist the world’s builders to easily and confidently exchange equipment.

Technology and innovation have played key roles in our business in the past, allowing us to enhance our auctions and broaden their appeal to more equipment owners. We will continue to investigate new services to meet the needs of equipment owners, and harness the latest technology to supplement and enhance our auction services.

We are investing in new solutions enhanced business intelligence and data analysis tools to improve our understanding of the equipment market, and position Ritchie Bros. as a knowledge and information authority. We intend to continue to enhance our website at www.rbauction.com by making it easier to use, more powerful and more valuable to equipment owners, with the goal of making it the preferred global equipment website.

We have also invested in new solutions for equipment owners whose needs may not be met by our unreserved auctions. Most significantly, on May 15, 2012, we purchased AssetNation, an online marketplace and solutions provider for surplus and salvage assets. We will leverage AssetNation’s technology and e-commerce expertise to develop new solutions that we believe will double our addressable market and help us meet the diverse and evolving preferences of a segment of the equipment market that we have not traditionally reached with our unreserved auctions. While we believe that the opportunity is significant we expect that it will take several years to have a material impact on our overall business results. We believe that we will be able to significantly leverage our Ritchie Bros. brand through this strategy and that this is a unique opportunity for our business.

PERFORM

To maintain our high standards of customer service we employ people who we believe embody our core values, especially the value of putting our customers first. In order to grow our business we believe that we must continue to build a high performance customer focused team, particularly our sales team.

Our primary focus areas in the coming years will be improving our sales force productivity and the efficiency of our auction operations, as well as further enhancing employee engagement and management bench strength. We are focused on developing future managers and we are taking steps to improve our ability to attract, develop and retain key employees.

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These strategic pillars help us focus our time money and talent to ensure we are meeting our mission. The table below outlines our recent and future priorities with regards to these pillars:

Our Strategic Pillars	What we accomplished in 2012	Our plans for 2013
Grow our core auction business	We added a new regional auction site in Donington Park, United Kingdom. Opened two replacement sites in Raleigh- Durham, North Carolina and Chehalis, Washington.	To focus on high potential growth opportunities in existing markets and break our records for Gross Auction Proceeds and Auction Revenues and to focus on and improve our at risk deal performance.

	Achieved our record Gross Auction Proceeds and largest ever Auction Revenues in the Company’s history.	Hold our first auction in China in 2013.

Add new business and information solutions	On May 15, 2012 we purchased AssetNation, an online marketplace and solutions providor for surplus and salvage assets. We leveraged AssetNation’s technology and e-commerce expertise to develop new solutions for our customers.	Launch and grow our new online marketplace, Ritchie Bros. EquipmentOne. Ritchie Bros. EquipmentOne is a complementary solution to our flagship unreserved auction business. This marketplace will allow buyers and sellers to negotiate, complete and settle their transactions in a safe and transparent environment. A full commercial launch will be scheduled for the second quarter of 2013.

	We expanded Ritchie Bros. Financial Services to Europe, Mexico and Australia.	Continue our focus on improving our Business Intelligence and our marketing insights.

Perform by building a high performance customer focused Ritchie Bros. team	We realigned our organization into Sales and Operations groups allowing these respective teams to focus on what they do best; furthering our employee engagement and management bench strength.	We will hire additional Territory Managers, Trainee Territory Managers and Territory Sales Support Staff. We will provide additional and enhanced training to our Regional Sales Managers.

	We increased the number of Sales personnel and Trainee Territory Managers on our team.	We will continue to support our sales team by introducing better sales tools and processes.

We introduced and launched the first phase of our new Regional Sales Manager Training program focusing on sales leadership with 100% of our RSMs taking part.

Our plans for 2013 reflect our urgent focus on specific strategies to grow both Gross Auction Proceeds and auction revenues while achieving the leverage inherent in our business model resulting in increased profitability and driving shareholder value.

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Long-Term Financial Objectives

Our long-term financial objectives(1) are the targets that our strategic initiatives and investments are designed to drive. These objectives reflect the growth, leverage and cash flow generation inherent in our business model, and are presented below:

•	Adjusted EPS(2) growth of at least 15% on average

•	ROIC(3) of at least 15%

•	EBITDA Margin(4) of at least 40%

Prior to 2009 we had a history of achieving these targets. Since 2009 we have not achieved these targets due to a number of factors including the severity of the global economic crisis which affected all our markets but most significantly for our business, the United States. We believe this reduced the volume of transactions in the used equipment marketplace and affected our ability to grow our Gross Auction Proceeds. Additionally, we continued our long term capital investment program during this period and built capacity for future growth, although in the short term this raised our fixed costs and our invested capital.

Our focus continues to be on achieving these long term financial objectives by driving growth in our Gross Auction Proceeds and leveraging our infrastructure that is in place.

We believe our investment and operating decisions over the last few years have positioned us well, allowing us to grow our share of the used equipment market and to deliver compelling solutions to meet the needs of our customers. Through these decisions we are building a well developed sales team and an auction site network with considerable capacity, both of which we anticipate will help sustain our growth. We also believe that, over the long-term, designing and executing an appropriate growth strategy will continue to be a significant determinant of our ability to grow our earnings and our margins, in part because our share of the world market for used equipment is so small.

(1)

These are objectives of the Company and whether we can achieve them will depend on a number of factors, some of which may not be within our control. Please refer to the discussion under “Risk Factors” below. As these are objectives, there is no assurance that we will be able to achieve these objectives as set out above.

(2)	Adjusted EPS is a non-IFRS measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies.

We define adjusted net earnings per share (Adjusted EPS) as financial statement net earnings per share excluding the after-tax effects of sales of excess properties and other non-recurring items.

(3)	ROIC is a non-IFRS measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies.

Return on invested capital (ROIC) is calculated using the information disclosed in our consolidated financial statements by dividing Adjusted Net Earnings into average invested capital, defined as average shareholders’ equity plus average non-current borrowings for the financial year.

(4)

EBITDA Margin is a non-IFRS measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. This measure has been defined above in the “Consolidated Highlights” section.

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Our Business and its Drivers

Our core business is our auctions and the adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum bids or reserve prices on anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is an efficient, effective and fair way to exchange equipment.

The world market for used equipment and trucks is driven by the cumulative supply of used equipment and trucks, which is affected by the ongoing production of new equipment and trucks and the motivation of equipment owners to realign and replace their fleets.

Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.

We believe that our ability to consistently draw significant numbers of local and international bidders from many different end markets to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used equipment and trucks and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on in a self-reinforcing process that has helped us to achieve a history of significant growth and momentum in our business which is reflected in our Gross Auction Proceeds growth. We generally cannot influence the decision of an equipment owner whether to sell or not, but once they have made the decision to sell, our sales team’s opportunity is to demonstrate the Ritchie Bros. Auctioneers value proposition and have the equipment contributed to one of our unreserved auctions.

Gross Auction Proceeds represent the value of the equipment we sell at our auctions. Auction revenues represent the revenue we earn in the course of conducting our auctions. The portion of Gross Auction Proceeds that we do not retain is remitted to our customers who consign the items to our auctions.

Auction revenues are comprised of auction commissions and auction fees. Auction commissions are earned from consignors through straight commission and guarantee auction contracts as well as the net profits or losses on the sale of inventory items. Auction fees, primarily collected from our buyers are made up of administrative fees, internet purchase fees, proxy purchase fees, documentation fees and storage fees. Beginning July 1, 2011 the internet purchase and proxy fees were eliminated and we expanded and simplified our administrative fee to be applicable to all buyers at our auctions. We also earn revenue from our insurance, warranty and customer finance programs and this revenue has been recorded as a part of auction fees as they are not material. Our Auction Revenue Rate is our auction revenues divided by our Gross Auction Proceeds. Our expected annual Auction Revenue Rate is in the range of 11.0% to 11.75%.

All auction revenues are recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.

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Auction Commissions

Straight commission contracts are our most common type of auction contract and are used by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the Gross Auction Proceeds of the consigned equipment at auction. Straight commission sales were approximately 68% of our Gross Auction Proceeds in the year ended December 31, 2012 and 72% for the fourth quarter of 2012. This is a slight increase over 2011 but lower than our historic range of approximately 75-80% of our annual Gross Auction Proceeds.

We generally refer to our guarantee and outright purchase business as our at risk, or underwritten, business and we are generally indifferent between a guarantee contract and an inventory contract. As we do not control the sale price of items sold at our auctions, both a guarantee contract and an inventory contract represent a similar nature of risk and opportunity for us. Our customers’ circumstances, risk tolerance and sale objectives will ultimately determine the final form of the contract.

Our at risk business represented approximately 32% of our Gross Auction Proceeds in 2012, and 28% for the fourth quarter of 2012. This is a decrease over 2011 but is higher than our historic levels of approximately 20% to 25% of our annual Gross Auction Proceeds.

In the normal course of business, we guarantee minimum sales proceeds to a consignor and earn a commission based on the actual results of the auction, typically including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis at the next practical auction in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if the proceeds are sufficiently less, we can incur a loss on the sale.

Auction commissions also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. We purchase equipment for specific auctions and sell it at those auctions in the same manner as other consignments. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as a part of auction commissions.

The largest contributor to the variability of our Auction Revenue Rate (the two components being commissions and fees) is the performance of our at risk business. When our at risk business performs better or worse than expected our Auction Revenue rate could fall outside our expected range of 11.0% to 11.75% of our Gross Auction Proceeds. Our straight commission rate and our auction fees are not subject to a significant amount of variability on an annual basis.

As we work with our customers to assist in their equipment transactions we will determine, in certain strategic cases to present proposals that include at risk contracts in order to build our business and position ourselves in the marketplace. In making the decision to strategically use an at risk proposal, we consider a multitude of factors, including, the size and the mix of the equipment in the proposal, the condition of the equipment, the timing of the contract in relation to a particular auction and its impact on attracting additional consignments, the competitive environment, our ability to build our market share and the relationship with the customer. We have a rigorous approach to appraising and evaluating the items included in a potential at risk deal and have a well developed, strict internal approval process for entering into at risk contracts.

Due to the multiple strategic factors which motivate us to enter into at risk contracts, on an annual basis the performance of our at risk business may be below that of our straight commission business. Consistent with this, in four of the past five years the performance of our at risk business has performed below our straight commission while our overall Auction Revenue Rate has remained within our expected range.

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As a result, The mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction commissions and our Auction Revenue Rate are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuates from period to period.

Auction Fees

Auction fees are generally earned from buyers at our auctions. Administrative fees are the most significant component of auction fees and are charged to buyers on a fixed percentage of the purchase price of each lot, to a maximum amount based on the value of the items purchased. We also earn documentation fees and storage fees for services provided to both our buyers and consignors. The changes to our fee structure that took effect July 1, 2011, had an incremental effect of increasing our auction revenue by $25.9 million in 2012.

Other Influences on Auction Revenues

Our Gross Auction Proceeds and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries in which many of our customers participate. Gross Auction Proceeds and auction revenues tend to be higher during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters. This seasonality contributes to quarterly variability in our net earnings because a significant portion of our operating costs is relatively fixed.

Because of these seasonal and period-to-period variations, we believe that our Gross Auction Proceeds, auction revenues and net earnings are best compared on an annual basis.

Gross Auction Proceeds and auction revenues are also affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing operations, the number and size of auctions and, as a result, the level of Gross Auction Proceeds and auction revenues, are likely to vary more dramatically from period to period than in our established markets, where the number, size and frequency of our auctions are more consistent.

Operations

The majority of our industrial auctions are held at our permanent auction sites where we generally own the land and facilities or at regional auction sites, where we usually lease the land and typically have more modest facilities. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor’s farm. For the year ended December 31, 2012, approximately 90% of our Gross Auction Proceeds were attributable to auctions held at our permanent auction sites and regional auction sites (2011: 91%).

Our auction sites are enhanced by our online bidding service that allows bidders to participate in our live auctions remotely over the internet. In 2012 approximately 50% (2011: 50%) of our successful bidders and runner-up bids came from our customers participating over the internet.

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In addition, economies of scale are generally achieved as our operations in a region evolve from conducting intermittent auctions, to establishing a regional auction site, and ultimately to developing a permanent auction site. Economies of scale are also usually achieved when our auctions increase in size.

For the year ended December 31, 2012 we had 39 permanent auction sites (2011: 39) and we had five regional auction sites (2011: four). Further discussion of our auction site definitions and a list of our auction sites is included in our Annual Information Form for the year ended December 31, 2012; the auction site information is incorporated by reference into this MD&A discussion.

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The following selected consolidated financial information as at December 31, 2012 and 2011, and for each of the years ended December 31, 2012 and 2011, has been derived from our audited consolidated financial statements. This data should be read together with those financial statements, including the notes thereto, and the risk factors described below.

Overall Performance

Our net earnings for the year ended December 31, 2012 were $79.5 million, or $0.74 per diluted share, compared to $76.6 million, or $0.72 per diluted share, for the year ended December 31, 2011.

Financial Overview	Years ended December 31,
(in millions of U.S. dollars, except EPS)	2012	2011	Change	% Change
Auction revenues	$437,955	$396,099	$41,856	11%
Direct expense	49,687	48,044	1,643	3%
SG&A expenses(1)	268,229	244,343	23,886	10%
Earnings from operations	120,039	103,712	16,327	16%
Other income (expenses)	(3,584)	7,518	(11,102)	-148%
Finance costs	4,440	3,215	1,225	38%
Income tax expense	32,469	31,382	1,087	3%
Net earnings	79,546	76,633	2,913	4%
Adjusted Net Earnings (2),(3)	82,550	73,638	8,912	12%
Diluted Adjusted EPS(2)	$0.77	$0.69	$0.08	12%
Effective tax rate	29.0%	29.1%	n/a	0%
Gross Auction Proceeds (2),(4)	$3,907,991	$3,714,281	$193,710	5%
Auction Revenue Rate(2),(5)	11.21%	10.66%	n/a	5%
Direct Expense Rate	1.27%	1.29%	n/a	-2%
EBITDA Margin(2),(6)	36.8%	36.9%	n/a	0%

(1)	Selling, general and administrative expenses (SG&A) include depreciation and amortization expense.
(2)	These are non-IFRS measures that do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing Adjusted Net Earnings, diluted Adjusted Net Earnings per Share, Gross Auction Proceeds and EBITDA Margin for different financial periods provides more useful information about our performance for the relevant financial period. A reconciliation of Adjusted Net Earnings to net earnings is given below under “Net Earnings and Adjusted net earnings”.
(3)	We define Adjusted Net Earnings as financial statement net earnings excluding the after-tax effects of excess property sales and other non-recurring items, and we have provided a reconciliation below.
(4)	Gross Auction Proceeds represents the total proceeds from all items sold at our auctions. It is not a measure of our financial performance, liquidity or revenue and is not presented in our annual consolidated income statement. We believe that auction revenues, which is the most directly comparable measure in our Income Statements, and certain other line items, are best understood by considering their relationship to Gross Auction Proceeds.
(5)	Auction Revenue Rate is our auction revenues divided by our Gross Auction Proceeds.
(6)	Earnings before interest, taxes, depreciation and amortization (EBITDA) is calculated using the information disclosed in our annual condensed consolidated financial statements by adding back depreciation and amortization expense to earnings from operations. EBITDA is a non-IFRS measure. The EBITDA Margin is EBITDA as a proportion of auction revenues.

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United States Dollar Exchange Rate Comparison

Value of one U.S. dollar	Years ended December 31,
	2012	2011	% Change
Year-end exchange rate:
Canadian dollar	$0.9928	$1.0210	-3%
Euro	0.7579	0.7716	-2%
Average exchange rate:
Canadian dollar	$0.9994	$0.9893	1%
Euro	0.7780	0.7192	8%

Effect of Exchange Rate Movement on Income Statement Components

2012 results presented using	Years ended December 31,
average annual foreign	2012 using	2012 using
exchange rates	2012 rates	2011 rates	Change	% Change
Gross Auction Proceeds	$3,907,991	$3,957,758	$(49,767)	-1%
Auction revenues	437,955	443,803	(5,848)	-1%
Direct expense	49,687	50,411	(724)	-1%
SG&A expenses	268,229	272,089	(3,860)	-1%

We conduct operations around the world in a number of different currencies, but our reporting currency is the U.S. dollar. In 2012, approximately 49% of our revenues and approximately 56% of our operating costs were denominated in currencies other than the U.S. dollar as compared to 45% and 60%, respectively, in 2011.

The main currencies other than the U.S. dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. Over the past several years there have been significant fluctuations in the value of the Canadian dollar and the Euro relative to the U.S. dollar. These fluctuations affect our reported auction revenues and operating expenses when non-U.S. dollar amounts are converted into U.S. dollars for financial statement reporting purposes. It is difficult, if not impossible, to quantify how foreign exchange rate movements affect such variables as the supply of and demand for the assets we sell. However, excluding these impacts, the effect of foreign exchange fluctuations on our translated auction revenues and operating expenses in our consolidated financial statements largely offset, making the impact of the currency fluctuation on our net earnings minimal.

Gross Auction Proceeds

Our Gross Auction Proceeds for the year ended December 31, 2012 were $3.9 billion, 5% higher compared to the year ended December 31, 2011. Our Gross Auction Proceeds were negatively impacted by foreign exchange by 1% or approximately $50 million.

Straight commission contracts generated the majority of our Gross Auction Proceeds with the remainder being made up by our at risk business. In 2012, at risk business generated approximately 32% of our Gross Auction Proceeds, a decrease compared to 36% in 2011.

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Auction Revenues & Auction Revenue Rate

	Years ended December 31,
Auction revenues(1):	2012	2011	Change	% Change
United States	$211,160	$195,274	$15,886	8%
Canada	124,392	100,404	23,988	24%
Europe	60,572	51,403	9,169	18%
Other	41,831	49,018	(7,187)	-15%
Total	$437,955	$396,099	$41,856	11%
Gross Auction Proceeds	$3,907,991	$3,714,281	$193,710	5%
Auction Revenue Rate	11.21%	10.66%		5%

(1)	Information by geographic segment is based on auction location.

Auction revenues for the year ended December 31, 2012 increased to $438.0 million compared to $396.1 million for the same period in the prior year, due primarily to an increase in our Auction Revenue Rate resulting from the impact of our revised administrative fee as well as an increase in Gross Auction Proceeds. Approximately 48% of our auction revenues in 2012 were earned from operations in the United States (2011: 50%), 28% were generated from auctions in Canada (2011: 25%) and the remaining 24% were earned from operations in countries other than the United States and Canada, primarily in Europe, the Middle East, Australia and Mexico (2011: 25%).

Auction revenues include both commissions charged to sellers (auction commissions) and fee income earned from buyers (auction fees) at our auctions. Our Auction Revenue Rate for the year ended December 31, 2012, increased to 11.21% from 10.66% for the same period in 2011. This increase in the rate in 2012 is primarily a result of our revised administrative fee that was introduced July 1, 2011, and had an approximately $25.9 million incremental effect in the first six months of 2012 as compared to the first six months of 2011.

Offsetting the increase in our Auction Revenue Rate was our commission rate performance. Our commission rate fluctuated during the year and was lower for the year as compared to the prior year due to the performance of our at risk business. In 2012, our average commission rate for the year was 9.0% compared to 9.3% in 2011. Over the past five years our quarterly auction commission rate has ranged between 8.47% and 10.25%. Our auction commission rate and overall Auction Revenue Rate is presented in the graph below.

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(1)	The revised administrative fee that took effect on July 1, 2011 has contributed to an increase in our Auction Revenue Rate of approximately 125 basis points since its introduction.

Direct Expense Rate

Our direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the cost of hiring temporary personnel to work at the auction, advertising costs directly related to the auction, travel costs for employees to attend and work at the auction, security personnel hired to safeguard equipment at the auction site and rental expenses for temporary auctions sites, among other costs.

Our direct expense rate, which represents direct expenses as a percentage of Gross Auction Proceeds, fluctuates from period to period based in part on the size and location of the auctions we hold during the particular period. The direct expense rate generally decreases as the average size of our auctions increase. In addition, we usually experience lower direct expense rates for auctions held at our permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites.

Our direct expense rate for the year ended December 31, 2012 decreased slightly to 1.27% compared to 1.29% for the same period in 2011. This decrease in our direct expense rate was due to efficiencies realized as the average size of our auctions was higher when compared to the same period in 2011.

Selling, General & Administrative Expenses (SG&A)

SG&A expenses include such expenditures as employee compensation expense (salaries, wages, bonuses and benefits), building and facilities expense (repairs and maintenance, leases, rentals and utilities), non-auction related travel, promotion and other general and administrative expense as well as depreciation and amortization expense. Approximately 60% of our other SG&A expenses on an annual basis are personnel costs.

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SG&A expenses, excluding depreciation and amortization expense, for the year ended December 31, 2012 increased to $227.1 million compared to $201.9 million in the same period of 2011. This increase was primarily driven by $12.7 million of operating and acquisition costs relating to AssetNation as well as increased costs of $7.5 million related to our strategic initiatives such as our new value added services, Detailed Equipment Information, and our realignment of our sales and operations teams. Partially offsetting these amounts were changes in foreign exchange rates that decreased SG&A by $3.2 million in 2012 compared to the rates realized in 2011. Excluding these items, our SG&A increased by 4% or $8.2 million in 2012 as compared to 2011. This increase is due primarily to increases in personnel costs.

The remaining portion of our SG&A is depreciation and amortization expense. Depreciation and amortization expense is calculated on either a straight-line or declining-balance basis on assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment.

Depreciation and amortization expense decreased slightly in 2012 as a result of relatively fewer assets being put into service in the past two years compared to the significant additions that we made in the preceding three to four years. Additionally, changes in foreign exchange rates decreased depreciation and amortization by $0.7 million in 2012 compared to 2011. We expect our depreciation and amortization expense in future periods to increase or decrease in line with our on-going capital expenditures. As our capital expenditure program moderates, we would expect our depreciation and amortization expense also to moderate.

Other Income

Other income includes the gains or losses from foreign exchange, the disposition of property, plant and equipment and other income or loss not earned in the normal course of business operations.

Other expense in 2012 included a loss of $1.9 million recorded on the sale of a former permanent auction site in Olympia, Washington; and, net impairment losses of $2.8 million on the company’s former permanent auction sites in Statesville, North Carolina and London, Ontario. These expenses were partially offset by gains on other assets and other revenues. In 2011, other income included a gain of $3.5 million recorded on the sale of another former permanent auction site, as well as gains on the disposal of other assets (see net earnings and adjusted earnings below).

Finance Costs

Finance costs include both the finance income earned on our excess cash and receivable balances and the finance costs related to interest paid on long-term debt and revolving credit facilities, offset by interest that has been capitalized as part of self-constructed assets.

Our finance income fluctuates from period to period depending on the timing of receipt of auction proceeds and on our cash position, which is affected by the timing, size and number of auctions held during the period.

Finance costs increased in 2012 compared to 2011 due primarily to greater interest costs relating to borrowings incurred to finance our acquisition of AssetNation.

Effective Tax Rate

Our effective tax rate of 29.0% for the year ended December 31, 2012 was consistent with the rate of 29.1% achieved in 2011. In 2011 the Company recorded a gain on a property disposition that was subject to a relatively low rate of tax, thereby reducing the 2011 effective tax rate. This low rate was maintained through 2012 as a result of a greater portion of income in the year having been earned in jurisdictions subject to a lower rate of tax.

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Net Earnings and Adjusted Net Earnings

Net earnings and adjusted net earnings for the year ended December 31, 2012 were $79.5 million and $82.6 million, or $0.74 and $0.77 per diluted share, respectively, compared to net earnings and adjusted net earnings of $76.6 million and $73.6 million, or $0.72 and $0.69 per diluted share, respectively, for the year ended December 31, 2011.

Our adjusted net earnings for the year ended December 31, 2012 increased by approximately 12% compared to the same period in 2011, primarily as a result of higher auction revenues, offset partially by the increases in direct expenses and SG&A expenses.

Reconciliations of our net earnings to adjusted net earnings are as follows:

	Years ended December 31,
	2012	2011
Net earnings	$79,546	$76,633
After-tax loss (gain) on excess property (1, 2)	3,004	(2,995)

Adjusted Net Earnings	$82,550	$73,638

(1)	Net earnings for the twelve months ended December 31, 2011 included a gain of $3,482 ($2,995 after tax, or $0.03 per diluted share) recorded on the sale of the Company’s former Vancouver, British Columbia permanent auction site.
(2)	Net earnings for the twelve months ended December 31, 2012 included a loss of $1,946 ($1,197 after tax, or $0.01 per diluted share) recorded on the sale of the Company’s former Olympia, Washington permanent auction site; a net impairment loss of $2,172 ($1,336 after tax, or $0.01 per diluted share) recorded against the Company’s former permanent auction site that is held for sale in Statesville, North Carolina; and, an impairment loss of $632 ($471 after tax, or $0.01 per diluted share) recorded against the Company’s former permanent auction site in London, Ontario.

Selected Annual Information

(in millions of U.S. dollars)	Years ended December 31,
	2012	2011	Change	% Change
Statement of Operations data:
Net earnings	$79,546	$76,633	$2,913	4%
Net earnings per share—basic	0.75	0.72	0.03	4%
Net earnings per share—diluted	0.74	0.72	0.03	4%
Dividends declared per share(1)	0.47	0.44	0.04	8%
Balance Sheet data (as at Dec 31):
Working capital (including cash)	$96,053	$63,296	$32,757	52%
Property, plant and equipment	655,677	644,333	11,344	2%
Total assets	1,132,498	967,241	165,257	17%
Non-current liabilities	226,419	158,791	67,628	43%
Statement of Cash Flows data:
Property, Plant, and Equipment and Intangible additions	$62,340	$77,053	$(14,713)	-19%

(1)	Cash dividends declared per share includes cash payments made during the financial year; there are timing differences for the fourth quarter dividend which is paid in the subsequent year. For the fourth quarter of 2012, we declared cash dividends of $0.1225 per common share (2011 – $0.1125) on January 21, 2013, which is not included in the 2012 amount.

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Operations

During 2012 we conducted 221 unreserved industrial auctions at locations in North America, Europe, the Middle East, Australia and Central America (2011: 228 auctions). Although our auctions vary in size, our 12-month rolling average industrial auction results were as follows:

Average per industrial auction	Years ended December 31,
	2012	2011
Gross Auction Proceeds	$16.5 million	$15.5 million
Bidder registrations	1,760	1,690
Consignments	190	181
Lots	1,300	1,180

Key industrial auction metrics

Our key industrial auction metrics for 2012 and 2011 are shown below:

Totals per key industrial auction metric	Years ended December 31,
	2012	2011
Consignments	42,100	41,300
Bidder registrations	389,500	385,000
Buyers	99,250	95,550
Lots	287,000	268,500

For a breakdown of these key industrial auction metrics by month, please refer to our website www.rbauction.com. None of the information in our website is incorporated by reference into this document by this or any other reference.

Website metrics

We sold over $1.3 billion of equipment, trucks and other assets to online bidders in 2012, representing a 18% increase compared to the same period in 2011 (2011: $1.1 billion) and approximately 33% of our total Gross Auction Proceeds, re-confirming our position as the world’s largest auctioneer of used industrial equipment to online buyers.

The increase in our online presence was also demonstrated by a 40% increase in unique visitors to our website during 2012 compared to 2011.

	Years ended December 31,
	2012	2011
Unique visitors	5.6 million	4.0 million

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Headcount

Personnel increased over the prior year period primarily due to our strategic initiatives and the purchase of AssetNation. People continue to be an important part of our growth strategy and we are focused on improving our sales force productivity, employee engagement and management bench strength. Our total headcount increased by approximately 80 people as a result of the addition of the AssetNation workforce in the second quarter of 2012.

	As at December 31,
	2012	2011
Full-time employees	1,414	1,279
Sales representatives (1)	305	294
Trainee territory managers	21	16

(1)	Our definition of sales representatives changed effective January 1, 2012 and now includes only our territory managers and regional sales managers. The definition no longer includes divisional managers as this position was eliminated effective January 1, 2012. Comparative numbers have been adjusted accordingly. AssetNation sales representatives are not included in these numbers.

Summary of Fourth Quarter Results

Fourth quarter net earnings were $22.1 million, or $0.21 per diluted share, compared to net earnings of $26.8 million, or $0.25 per diluted share, for the same period in 2011.

Financial Overview	Three months ended December 31,
(in millions of U.S. dollars, except EPS)	2012	2011	Change	% Change
Auction revenues	$117,140	$113,403	$3,737	3%
Direct expense	12,771	13,531	(760)	-6%
SG&A expenses(1)	71,238	61,084	10,154	17%
Earnings from operations	33,131	38,788	(5,657)	-15%
Other income (expenses)	(765)	328	(1,093)	-333%
Finance costs	(1,056)	(671)	(385)	57%
Income tax expense	9,207	11,678	(2,471)	-21%
Net earnings	22,103	26,767	(4,664)	-17%
Adjusted Net Earnings (2),(3)	22,399	26,767	(4,368)	-16%
Diluted Adjusted EPS(2)	$0.21	$0.25	$(0.04)	-16%
Effective tax rate	29.4%	30.4%	n/a	-3%
Gross Auction Proceeds (2),(4)	$1,000,413	$1,039,790	$(39,377)	-4%
Auction Revenue Rate(2),(5)	11.71%	10.91%	n/a	7%
Direct Expense Rate	1.28%	1.30%	n/a	-2%
EBITDA Margin(2),(6)	37.4%	43.3%	n/a	-14%

(1) to (6) Refer to Overall Performance above for more information by line item.

Gross Auction Proceeds

Our Gross Auction Proceeds were $1.0 billion for the quarter ended December 31, 2012, which is consistent with the same period in 2011. Foreign exchange did not have a significant impact on our Gross Auction Proceeds when compared to 2011. Our at risk business represented approximately 28% of our Gross Auction Proceeds in the fourth quarter of 2012, compared to 39% in the fourth quarter of 2011.

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Auction Revenues

We earned auction revenues of $117.1 million during the fourth quarter of 2012, compared to auction revenues of $113.4 million in the same period of 2011. Our Auction Revenue Rate increased to 11.71% from 10.91% in the respective periods, mainly as a result of the improved performance of our at risk business in the fourth quarter of 2012.

Direct Expense

Our direct expense rate decreased to 1.28% for the fourth quarter of 2012 compared to 1.30% in the same period of 2011. This decrease in our quarterly direct expense rate was due to efficiencies realized as the average size of our auctions was higher when compared to the same period in 2011.

Selling, General & Administrative Expenses (SG&A)

Our SG&A expenses increased to $71.2 million in the fourth quarter of 2012, compared to $61.1 million in the same period of 2011. This increase was primarily driven by $4.6 million of operating expenses related to AssetNation. Changes in foreign exchange rates contributed to an increased SG&A by $0.6 million in the fourth quarter of 2012 compared to the rates used in the third quarter of 2011. Excluding these two items our SG&A increased by $4.9 million compared to the fourth quarter of 2011 related primarily to personnel costs.

Effective Tax Rate

Our effective tax rate of 29.4% for the three months ended December 31, 2012 was lower than the 30.4% recorded in the comparative period in 2011 as a result of a greater portion of income in the quarter having been earned in jurisdictions subject to a lower rate of tax.

Net Earnings and Adjusted Net Earnings

Net earnings and adjusted net earnings for the three months ended December 31, 2012 were $22.1 million and $22.4 million, or $0.21 and $0.21 per diluted share, respectively, compared to net earnings and adjusted net earnings of $26.8 million, or $0.25 per diluted share, for the three months ended December 31, 2011.

Our adjusted net earnings for the three months ended December 31, 2012 decreased by approximately 16% compared to the same period in 2011, primarily as a result of increases in SG&A expenses offset by a slight increase in auction revenues.

Reconciliations of our net earnings to adjusted net earnings are as follows:

	Three months ended December 31,
	2012	2011
Net earnings	$22,103	$26,767
After-tax loss (gain) on excess property (1, 2)	296	—

Adjusted Net Earnings	$22,399	$26,767

(1)	Net earnings for the three months ended December 31, 2012 included an impairment reversal of $285 ($175 after tax, or $0.00 per diluted share) recorded against the Company’s former permanent auction site that is held for sale in Statesville, North Carolina.
(2)	Net earnings for the three months ended December 31, 2012 included an impairment loss of $632 ($471 after tax, or $0.01 per diluted share) recorded against the Company’s former permanent auction site in London, Ontario.

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Capital Expenditures

PP&E and intangible additions were $12.7 million for the fourth quarter of 2012, compared to $21.1 million in the fourth quarter of 2011. Our capital expenditures in the fourth quarter of 2012 related primarily to the development of permanent auction sites and our information system enhancements.

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements, and in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2012 and 2011, and our discussion above about the seasonality of our business.

	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Gross Auction Proceeds	$1,000,413	$848,536	$1,194,536	$864,506
Auction revenues	$117,140	$92,326	$127,213	$101,276
Net earnings	22,103	8,171	31,303	17,969
Adjusted Net Earnings	22,399	9,682	32,500	17,969
Net earnings per share, basic	$0.21	$0.08	$0.29	$0.17
Net earnings per share, diluted	0.21	0.08	0.29	0.17
Adjusted Net Earnings per share, diluted	0.21	0.09	0.30	0.17

	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Gross Auction Proceeds	$1,039,790	$673,362	$1,149,847	$851,283
Auction revenues	$113,403	$79,709	$114,524	$88,463
Net earnings	26,767	6,533	26,763	16,570
Adjusted Net Earnings	26,767	6,533	26,763	13,575
Net earnings per share, basic	$0.25	$0.06	$0.25	$0.16
Net earnings per share, diluted	0.25	0.06	0.25	0.16
Adjusted Net Earnings per share, diluted	0.25	0.06	0.25	0.13

Gross Auction Proceeds and auction revenues are affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing our business, the number and size of auctions and, as a result, our Gross Auction Proceeds and auction revenues, are likely to vary more dramatically from period to period compared to our established markets, where the number, size and frequency of our auctions are more consistent.

Because of these seasonal and period-to-period variations, we believe that our Gross Auction Proceeds, auction revenues and net earnings are best compared on an annual basis or a year-over-year basis.

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Outstanding Share Data

We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On February 22, 2013 we had 106,637,761 common shares issued and outstanding and stock options outstanding to purchase a total of 3,499,547 common shares.

Liquidity and Capital Resources

	As at December 31,
	2012	2011	% Change
Working capital	$96,053	$63,296	52%

Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. Our working capital increased during 2012 primarily as a result of the cash generated through our operating activities, partially offset by our spending on capital assets and dividend payments.

At December 31, 2012, we had $39 million of short-term debt, which consisted of borrowings under our revolving credit facilities with a weighted-average annual interest rate of 3.0%. The remaining available borrowings under our credit facilities totalled $313 million, including a $109 million five-year committed credit facility expiring in January 2014, and a $100 million three-year uncommitted, non-revolving credit facility expiring in November 2014. We believe our existing working capital and availability under our credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth, such as property acquisitions and development and the launch of Ritchie Bros.

EquipmentOne.

Contractual Obligations

	Payments Due by Period
			In 2014	In 2016
	Total	In 2013	and 2015	and 2017	After 2017
Non-current debt obligations	$200,746	$15,000	$61,171	$60,326	$64,249
Interest on long-term debt obligations	37,930	7,663	12,841	6,377	11,049
Operating leases obligations	137,808	9,734	16,452	15,460	96,162
Other non-current obligations	661	661	—	—	—

Total contractual obligations	$377,145	$33,058	$90,464	$82,163	$171,460

Our long-term debt included in the table above is comprised of term loans put in place in 2005 with original terms to maturity of five years, which were subsequently extended, a revolving loan drawn under a credit facility that is available until January 2014; as well as a term loan put in place in 2009 with a term to maturity of seven years, and two term loans put in place in 2012 with a term to maturity of ten years. Our operating leases relate primarily to land on which we operate regional auction sites and administrative buildings. These properties are located in Canada, the U.S.A., the Netherlands, Spain, Germany, the United Kingdom, Portugal, China, Dubai, Mexico and Panama.

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In the normal course of our business, we will sometimes guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. Our total exposure as at December 31, 2012 from these guarantee contracts was $20.3 million (compared to $44.7 million at December 31, 2011), which we anticipate will be fully covered by the proceeds that we will receive from the sale at auction of the related equipment, plus our commission. We do not record any liability in our financial statements in respect of these guarantee contracts, and they are not reflected in the contractual obligations table above.

Cash Flows

	Years ended December 31,
Cash provided by (used in):	2012	2011	% Change
Operating activities	$134,060	$141,146	5%
Investing activities	(110,870)	(70,101)	-58%
Financing activities	43,414	(24,674)	276%
Effect of changes in foreign currency rates	2,124	(5,233)	141%
Net increase in cash and cash equivalents	$68,728	$41,138	67%

Our cash provided by operations can fluctuate significantly from period to period, due to factors such as differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. Property, plant and equipment and intangible additions were $62.3 million for the year ended December 31, 2012 compared to $77.1 million in the same period in 2011.

We expect our annual capital expenditures will be in the range of $60 to $70 million per year for the next several years. We plan to add an average of one new auction site to our network per year, and to make improvements to and replace older existing sites. Actual expenditures will depend on the availability and cost of suitable expansion opportunities, and prevailing business and economic conditions. We also expect to undertake system improvements, including expenditures on hardware, the development, purchase and implementation of software, and related systems, in connection with our strategic initiatives discussed above. We expect to fund future capital expenditures from operating cash flows and borrowings under our credit facilities.

Our capital expenditures for the year ended December 31, 2012 related primarily to the purchase of property for a future auction site in Melbourne, Australia, the development and improvement of our auction sites in Chehalis, Washington and Raleigh-Durham, North Carolina and investments in computer software and hardware. We also invested $63 million in the acquisition of AssetNation in the second quarter of 2012.

We declared and paid regular cash dividends of $0.1125 per share for each of the quarters ended December 31, 2011 and March 31, 2012, and declared and paid dividends of $0.1225 for each of the quarters ended June 30, 2012 and September 30, 2012. We have declared, but not yet paid, dividends of $0.1225 per share for the quarter ended December 31, 2012.

Total dividend payments for 2012 were $50.0 million compared to total dividend payments of $46.2 million in 2011. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.

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Long-term Debt and Credit Facilities

Our long-term debt and available credit facilities at December 31, 2012 and December 31, 2011 were as follows:

	Years ended December 31,
	2012	2011	% Change
Long-term debt	$200,746	$133,881	50%
Committed
Revolving credit facilities	235,000	235,000	0%
Revolving credit facilities available	118,848	146,687	-19%
Uncommitted
Revolving credit facilities	105,475	103,475	2%
Revolving credit facilities available	93,832	94,979	-1%
Non-revolving credit facilities	225,000	225,000	0%
Non-revolving credit facilities available	100,314	166,236	-40%
Total credit facilities	565,672	563,475	0%
Total credit facilities available	312,994	407,902	-23%

Our credit facilities are with financial institutions in the United States, Canada, the Netherlands and the United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount. As at December 31, 2012, we had outstanding fixed rate and floating rate long-term debt bearing annual interest rates ranging from 2.0% to 6.4% (with a weighted-average annual interest rate of 4.0%). We were in compliance with all financial and other covenants applicable to our credit facilities at December 31, 2012.

Future scheduled interest payments over the next five years relating to our long term debt outstanding as at December 31, 2012 were as follows:

	Scheduled interest payments
	In 2013	In 2014	In 2015	In 2016	In 2017	Thereafter
Interest payments on long-term debt	$7,663	$6,458	$6,383	$3,853	$2,524	$11,049

Quantitative and Qualitative Disclosure about Market Risk

We conduct operations in local currencies in countries around the world, but we use the US dollar as our reporting currency. As a result we are exposed to currency fluctuations and exchange rate risk. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations, or quantify their effects on the macroeconomic environment. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. However, on an annual basis, we expect these amounts to largely offset and generally act as a natural hedge against exposure to fluctuations in the value of the U.S. dollar. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the U.S. dollar, but we may consider hedging specific transactions if we deem it appropriate in the future.

During 2012, we recorded a net increase in our foreign currency translation adjustment balance of $2.1 million, compared to a net decrease of $6.1 million in 2011. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the U.S. dollar to the U.S. dollar for reporting purposes.

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We have not experienced significant interest rate exposure historically, as our long-term debt generally bears fixed rates of interest. However, borrowings under our global revolving credit facility are available at both fixed and floating rates of interest. If we determine our exposure to short-term interest rates is too high, we may consider fixing a larger portion of our portfolio. As at December 31, 2012 we had a total of $30.0 million (December 31, 2011: $30.0 million) in revolving loans bearing floating rates of interest.

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, financial performance, liquidity, capital expenditures or capital resources.

Legal and Other Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs that could be material.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements in conformity with IFRS, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, valuation of consignors’ equipment and other assets subject to guarantee contracts, recoverability of property, plant and equipment, intangibles, goodwill and deferred income tax assets, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in our consolidated financial statements. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.

The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented as note 2 to our consolidated financial statements, which summarizes the accounting policies and methods used in the preparation of those consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.

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Accounting for Income Taxes

We record income taxes relating to our business in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in deferred income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred income tax assets will be recovered from future taxable income. If recovery of these deferred tax assets is considered unlikely, we must calculate our best estimate of the recovery. To the extent we either establish or increase our best estimate in a period, we must include an expense within the tax provision in the consolidated income statements. Significant management judgment is required in determining our provision for income taxes, our measurement of deferred tax assets and liabilities, and any change in best estimate recorded against our net deferred tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to change our best estimate which could materially impact the presentation of our financial position and results of operations.

Valuation of Goodwill

We assess the possible impairment of goodwill in accordance with IFRS on an annual basis. The standards stipulate that goodwill is allocated to Cash-Generating Units (CGUs), or groups of CGU’s, that are expected to benefit from the synergies of the business combination from which it arose. The allocation is based on the level at which goodwill is monitored internally. A CGU is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups. An impairment loss is recognized if the CGU’s carrying amount (including goodwill) exceeds the recoverable value, which is the greater of fair value less costs to sell and value in use, which is based on the net present value of future cash flows.

We perform the goodwill test annually or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We performed the latest test at December 31, 2012 and determined that no impairment had occurred.

Presentation of Inventory Contracts

We present the revenue from straight commission and guarantee contracts and the net proceeds from inventory contracts as auction revenues. We have one sales team that generates all of our revenue, and regardless of the type of contract, all of the equipment sold at our auctions is sold to the highest bidder on an unreserved basis. Although we take title to the equipment we sell under inventory contracts, the period of direct ownership is relatively short and the equipment is processed in the same manner as other consigned equipment. As a result, we present the results of all equipment sold at our auctions on a net basis as auction revenues because it is more reflective of the substance of the transaction.

We value our inventory at the lower of cost and net realizable value on a specific item basis. In addition, we monitor the results from the sale of this inventory at auction after the balance sheet date up to the release of our financial statements and record any losses realized on inventory contracts.

Changes in Accounting Policies

There have been no accounting policy changes implemented during the period.

Recent Accounting Pronouncements

There were no accounting pronouncements made during 2012 that impact our accounting policies or the presentation of our consolidated financial position or financial performance.

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Disclosure Controls and Procedures

We have established and maintained disclosure controls and procedures in order to provide reasonable assurance that material information relating to our Company is made known to the appropriate level of management in a timely manner.

Based on current securities legislation in Canada and the United States, our Chief Executive Officer and Chief Financial Officer are required to certify that they have assessed the effectiveness of our disclosure controls and procedures as at December 31, 2012.

We performed an evaluation under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as at December 31, 2012. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Furthermore, we concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in “Internal Control – Integrated Framework”, management concluded that our internal control structure and procedures over financial reporting were effective as of December 31, 2012.

The effectiveness of our internal controls over financial reporting as of December 31, 2012 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2012 consolidated annual financial statements, as stated in their report, which is included in our consolidated financial statements.

Changes in Internal Controls Over Financial Reporting

There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are a summary of key risks we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our financial condition or impair our business or results of operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.

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Damage to our reputation for fairness, integrity and conducting live auctions that are truly unreserved could harm our business.

One of our founding principles is that our auctions are strictly unreserved and we believe this is one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting auctions that are strictly unreserved was damaged. If we are unable to maintain our reputation and enforce our unreserved policy we could lose business and our results of operations and financial condition would suffer.

Competition in our core markets could result in reductions in our future auction revenues and profitability.

The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, other third party methods which utilize an intermediary, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment in private sales.

Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, or our strategy to compete against them is not effective, we may also be required to reduce commission rates, which may reduce our revenues and harm our results of operations and financial condition, or we may lose market share.

We currently generate the vast majority of our revenues through unreserved auctions. We may be susceptible to loss of business as a result of our restrictive service offering if competing models become more appealing to customers. If our selling model becomes undesirable or we are not successful adding services complimentary to our existing selling model and business, we may not be successful increasing market penetration over the long term, which could prevent us from achieving our long-term earnings growth targets.

Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.

Our auction revenues could decrease if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which could adversely affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate – including, among other things, economic uncertainty, disruptions to credit and financial markets, lower commodity prices, and our customers’ restricted access to capital – are beyond our control. Recent economic conditions have caused fluctuations in the supply, mix and market values of used equipment available for sale, which has a direct impact on our auction revenues. In addition, price competition and the availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to industrial equipment, may also adversely affect the supply of, demand for or market values of industrial equipment.

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We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.

Straight commission contracts are our most common type of auction contract and are used by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent years, approximately 60-80% of our annual business has been conducted on a straight commission basis. In certain other situations we will either offer to:

•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.

The level of guaranteed proceeds or inventory purchase price is based on appraisals performed on equipment by our internal personnel. Inaccurate appraisals could result in guarantees or inventory values that exceed the realizable auction proceeds. In addition, a change in market values could also result in guarantee or inventory values exceeding the realizable auction proceeds. If auction proceeds are less than the guaranteed amount, our commission will be reduced and, in certain circumstances, we could incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In addition, we do not hold inventory indefinitely waiting for market conditions to improve. If our exposure to at risk contracts increases, this risk would be compounded.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.

We may have difficulties sustaining and managing our growth.

One of the main elements of our strategy is to continue to grow our core auction business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our core auction business successfully, we need to accomplish a number of objectives, including:

•	recruiting and retaining suitable sales and managerial personnel;

•	developing and enhancing an appropriate sales strategy;

•	identifying and developing new geographic markets and market sectors;

•	expanding awareness of our brand, including value proposition and competitive advantages, in existing and new markets;

•	successfully executing the realignment of our sales and operations teams;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

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•	integrating successfully new facilities and any acquired businesses into our existing operations, including, without limitation, the AssetNation business;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•

establishing and maintaining favourable relationships with and meeting the needs of consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	capturing relevant market data and utilizing it to generate insight and understanding of key company and industry drivers and market trends;

•	developing appropriate responses based on data collected to meet the needs of existing and potential customers to achieve customer retention targets;

•	succeeding against local and regional competitors in existing and new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, and understanding and responding to changing market dynamics, in our existing and new markets; and

•	designing and implementing business processes and operating systems that are able to support profitable growth.

We will likely need to hire additional employees to manage our growth. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

We are pursuing a long-term growth strategy that requires upfront investment, with no guarantee of long-term returns.

We continue to pursue a long-term growth strategy that contemplates investments in growing our core business and exploring and developing new solutions to meet the needs of equipment owners whose needs are not met by the unreserved auction method, including investments in frontier markets that may not generate profitable growth in the near term, adding new business and information solutions, and developing our people. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if our strategies do not successfully address the needs of current and potential customers we may not be successful growing our Gross Auction Proceeds and our earnings may be adversely impacted. A large component of our SG&A expenses is considered fixed costs that we will incur regardless of Gross Auction Proceeds growth. There can be no assurances that our Gross Auction Proceeds and auction revenues will grow at a more rapid rate than our fixed costs. If we proceed with an acquisition we may not be able to appropriately integrate that business into our existing business.

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Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.

We have invested significant resources in the development of our internet platform, including our online bidding service and website. We use and rely on intellectual property owned by third parties, which we license for use in providing our online bidding service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may not be able to continue to adapt our business to new technologies, including but not limited to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.

The success of our online bidding service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on the performance and reliability of the hardware and software we utilize, our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our information technology infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as our internal hardware and software systems.

“Viruses”, “worms”, denial of service attacks and other similar cyber threats, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.

The availability and performance of our technology infrastructure is critical to our business.

The satisfactory performance, reliability and availability of our website, enterprise resource planning system, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our online bidding service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.

We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We continually upgrade and improve these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.

Our future expenses may increase significantly and our operations and ability to expand may be limited as a result of environmental and other regulations.

A variety of federal, provincial, state and local laws, rules and regulations throughout the world, including local tax and accounting rules, apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Complying with revisions to laws, rules and regulations could result in an increase in expenses and a deterioration of our financial performance.

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Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.

Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites on which we may conduct auctions, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.

Climate change may not affect us directly, but government regulation in response to this area of global concern may affect the ability of equipment owners to transport certain equipment between specified jurisdictions or the saleability of older equipment. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. These restrictions, or changes to environmental laws, could inhibit materially the ability of customers to ship equipment to or from our auction sites, reducing our Gross Auction Proceeds and harming our business, financial condition and results of operations.

International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce Gross Auction Proceeds and harm our business, financial condition and results of operations.

Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability that could harm our results of operations.

We conduct business in many countries around the world and intend to continue to expand our presence in international markets, including emerging markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax and accounting regulations, and political interference, may negatively affect our business in international markets and our related results of operations. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our results of operations.

Although we report our financial results in U.S. dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the U.S. dollar. Currency exchange rate changes against the U.S. dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.

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Our business has significant operations in foreign jurisdictions.

We are exposed to risks related operating in foreign jurisdictions. These risks and uncertainties vary from country to country and our operations may be affected in varying degrees by government regulations. Failure to comply strictly with applicable laws, regulations and local practices relating to auction regulations and other business regulations could impact our ability to operate in these jurisdictions. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.

Our business could be harmed if we lost the services of one or more key personnel.

The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of any of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business, as well as to design an appropriate organization structure and plan effectively for succession.

Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.

We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.

Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability for damages. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

We may incur losses as a result of legal and other claims.

We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from and the legal fees associated with these claims could be material.

Our business continuity plan may not operate effectively in the event of a significant interruption of our business.

We depend on our information and other systems and processes for the continuity and effective operation of our business. We have implemented a formal business continuity plan covering most significant aspects of our business that would take effect in the event of a significant interruption to our business, or the loss of key systems as a result of a natural or other disaster. Although we have tested our business continuity plan as part of the implementation, there can be no assurance that it will operate effectively or that our business, results of operations and financial condition will not be materially affected in the event of a significant interruption of our business.

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We are in the process of implementing a formal disaster recovery plan, however, it is not yet complete. If we were subject to a disaster or serious security breach, it could materially damage our business, results of operations and financial condition.

Our insurance may be insufficient to cover losses that may occur as a result of our operations.

We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liabilities that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and despite our focus on safe work practices, an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

Certain global conditions may affect our ability to conduct successful auctions.

Like most businesses with global operations, we are subject to the risk of certain global conditions, such as pandemics or other disease outbreaks or natural disasters that could hinder our ability to conduct our scheduled auctions, or restrict our customers’ travel patterns or their desire to attend auctions. If this situation were to occur, we may not be able to generate sufficient equipment consignments to sustain our business or to attract enough bidders to our auctions to achieve world fair market values for the items we sell. This could harm our results of operations and financial condition.

Our operating results are subject to quarterly variations.

Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:

•	the size, timing and frequency of our auctions;

•

the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction facilities and related costs.

In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.

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We may not continue to pay regular cash dividends.

We declared and paid total quarterly cash dividends of $0.47 per outstanding common share for the four quarters ended December 31, 2012. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.

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